                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2009

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: NEW MANAGERIAL ORGANISATION

Milan, 6 November 2009

Telecom Italia announces that a management re-organisation was set up today, with immediate effect.

Technology & Operations is headed by Oscar Cicchetti, and Domestic Market Operations is headed by Marco Patuano.

Administration, Finance and Control is headed by Andrea Mangoni, whose curriculum vitae is attached, who also maintains the interim responsibility for International Business.

As for Disposals, headed by Giovanni Stella, it is foreseeable that the objectives of start-up and programme definition of the department will be completed within this year. Consequently, with effect from 1 January 2010, the Disposals area will be removed and its activities distributed among the different competent departments within the company.

Franco Bernabè, CEO of Telecom Italia, said: “the Telecom Italia Group has already made advanced steps in its outlined path towards the transformation of the company. The managerial organisation set out today represents a prerequisite for development, further to the Industrial Plan announced to the financial community and to the shareholders in December 2008, with the primary objective of meeting the needs of all our customers and businesses”.

“To Stefano Pileri, who declined to take charge of the new role that was offered to him, I wish to transfer my sincere thanks for all his hard work, acknowledging his professionalism and dedication. I whish Stefano a successful future to equal that he has had heading the network development and innovation at Telecom Italia”.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.it/media Telecom Italia Investor Relations +39 06 3688 3113 www.telecomitalia.it/investor_relations

ANDREA MANGONI

•

Born in Terni on 5 June 1963

•

Married with two children

•

Live in Rome

Recent professional experiences:

•

Andrea Mangoni joined the Telecom Italia Group on 1 July 2009 as General Manager of Telecom Italia Sparkle and as Director of International Business at Telecom Italia Spa;

•

From 1996 to March 2009 worked in Acea, where he was appointed Chief Executive Officer in November 2003;

•

From March 2003 to November 2003 he was General Manger of Acea;

•

From June 2001 to February 2003 was Chief Financial Officer, responsible of strategies, finance, budget, economic planning and control, investor relations of Acea;

•

In 2002 he was appointed common representative of the Joint Venture among Acea, Electrabel and Energia Italiana which brought to the acquisition of Interpower, the third generation company sold by Enel;

•

From January 2000 to May 2001 he was Strategic Planning Director of Acea;

•

From January 1998 to December 1999 he worked as manager of the Finance Department of Acea and he was responsible of strategic planning;

•

From 1996 to 1997 he was President Assistant, responsible for the transformation process of Acea from municipal company into share capital company.

Previous working experiences:

Andrea Mangoni worked for InterAmerican Development Bank (IDB).

He graduated at the University of Rome in 1988 with a thesis on valuation and private financing of investments in public infrastructures.

6.11.2009

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. This Press Release contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- our ability to successfully achieve our debt reduction targets;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political and economic developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to successfully implement our strategy over the 2009-2011 period;

- our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 6th, 2009

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager